Exhibit c(i)

                      CENTURY PROPERTIES FUND XII
                        (A Limited Partnership)

                    NOTE 2 TO FINANCIAL STATEMENTS
             YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


2.  TRANSACTIONS WITH THE GENERAL PARTNERS AND AFFILIATES

  In accordance with the Partnership Agreement, the Partnership may be charged by the general partners and affiliates for services provided to the Partnership. From March 1988 to December 1992 such amounts were assigned pursuant to a services agreement by the general partners and affiliates to Metric Realty Services, L.P. ("MRS"), which performed partnership management and other services for the Partnership.

  On January 1, 1993, Metric Management, Inc. ("MMI"), successor to MRS, a company which is not affiliated with the general partners, commenced providing certain property and portfolio management services to the Partnership under a new services agreement. As provided in the new services agreement effective January 1, 1993, no reimbursements were made to the general partner and affiliates after December 31, 1992. Subsequent to December 31, 1992, reimbursements were made to MMI. On December 16, 1993, the services agreement with MMI was modified and, as a result thereof, MGP began directly providing cash management and other Partnership services on various dates commencing December 23, 1993. On March 1, 1994, NPI Management commenced providing certain property management services. Related party expenses for the years ended December 31, 1994, 1993 and 1992 were as follows:

                                           1994        1993      1992
                                        --------     ------    --------
   Property management fees             $ 20,000     $    -    $155,000
   Reimbursement of Expenses:
     Partnership accounting and
       investor services                 132,000          -     166,000
     Professional services                12,000          -           -
                                        --------     ------    --------

   Total                                $164,000     $    -    $321,000
                                        ========     ======    ========

  Property management fees are included in operating expenses. Reimbursed expenses are primarily included in general and administrative expenses.

  In accordance with the Partnership Agreement, the general partners were also allocated their continuing interest representing a one percent share in the Partnership's income before gain on property dispositions, taxable income and cash distributions and a ten percent share in the Partnership's net loss (loss before gain on property dispositions) and taxable loss. Gain from sale of Partnership properties is allocated first to the general partners to the extent of the deficit in their capital accounts.